UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:
Other supplemental schedules required by Section 2520.103-0 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year-End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
July 1, 2013

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(in thousands)

		2012			2011
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,795,212	$165,660	$1,960,872	$1,544,516	$99,486	$1,644,002

Receivables:

Plan sponsor contributions	30,721	5,332	36,053	30,738	4,405	35,143

Notes receivable from participants	41,633	—	41,633	37,240	—	37,240

Other receivables	2,258	—	2,258	2,941	653	3,594

Total assets	1,869,824	170,992	2,040,816	1,615,435	104,544	1,719,979

Liabilities

Accrued expenses	15	14	29	21	17	38

Other liabilities	2,109	416	2,525	3,380	1,093	4,473

Total liabilities	2,124	430	2,554	3,401	1,110	4,511

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(24,824)	—	(24,824)	(23,935)	—	(23,935)

Net assets available for benefits	$1,842,876	$170,562	$2,013,438	$1,588,099	$103,434	$1,691,533

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011
(in thousands)

		2012			2011
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$13,148	$—	$13,148	$13,320	$—	$13,320
Dividends	32,293	2,680	34,973	22,384	2,560	24,944
Net appreciation (depreciation) in fair value of investments	166,951	71,530	238,481	(35,313)	(18,476)	(53,789)
Net investment gain (loss)	212,392	74,210	286,602	391	(15,916)	(15,525)
Interest income from notes receivable	1,810	—	1,810	1,597	—	1,597
Participant contributions	63,958	—	63,958	75,897	—	75,897
Plan sponsor contributions	34,620	5,332	39,952	33,315	4,405	37,720
Total additions	312,780	79,542	392,322	111,200	(11,511)	99,689

Deductions from net assets:

Distributions to and withdrawals by participants	107,107	5,417	112,524	156,349	6,400	162,749
Administrative expenses	220	—	220	168	—	168
Total deductions	107,327	5,417	112,744	156,517	6,400	162,917
Net increase (decrease) in net assets	205,453	74,125	279,578	(45,317)	(17,911)	(63,228)
Transfers from non-participant directed	6,997	(6,997)	—	—	—	—
Plan transfer - Sterling/Genovique	42,327	—	42,327	8,376	—	8,376
Net assets available for benefits at beginning of year	1,588,099	103,434	1,691,533	1,625,040	121,345	1,746,385
Net assets available for benefits at end of year	$1,842,876	$170,562	$2,013,438	$1,588,099	$103,434	$1,691,533

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2012 and 2011 was $41,192 and $46,104, respectively. Forfeitures used in 2012 were $39,402. There were no forfeitures used in 2011.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in Fidelity Freedom K® Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

Effective January 1, 2011, Eastman will make a "true-up" contribution for those participants who are eligible to receive a matching contribution under the Eastman Investment & Employee Stock Ownership plan. Matching contributions made during the plan year will go through a year-end "true-up" to ensure that the matching contribution is based on the employee's total deferrals made to the Plan during the year. The true-up match ensures that the employee will receive 50% for each pre-tax dollar contributed on the first 7% of pay on qualified compensation up to the 401(a)(17) limit in effect.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $17,000 for 2012 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional 35% of qualifying compensation, as defined in the Plan, for 2012 up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the ESOP Fund for employees' first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

For employees hired on or after January 1, 2007, each participant is eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Contributions are invested into other Plan funds, as directed by the participants.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Fund.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from the Eastman Resins, Inc. Employees' Growth Sharing Plan carry terms applicable under that Plan. No allowances for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2012, $41.6 million in notes receivable from participants were outstanding for terms of 1 to 64 months and interest rates ranging from 4.25% to 10.50%. At December 31, 2011, $37.2 million in notes receivable from participants were outstanding for terms from 3 to 62 months and interest rates ranging from 4.25% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participants' principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

As described by USGAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by USGAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value. If available, quoted market prices are used to value investments. Investments in regulated investment companies are valued at the net asset value per share on the valuation date. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes. The Plan's Committee determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Managed Income Fund is reported at fair value as determined by the contract issuers. The Managed Income Fund is comprised of synthetic investment contracts that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return. The underlying securities are valued at quoted market prices. The wrap contracts are valued using the market value method (see Note 7).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Payments to participants

Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements". The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements. The amendments are of two types: (1) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update was effective for annual periods beginning after December 15, 2011. Plan management has concluded that the new guidance did not have a material impact on the Plan's financial statements.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2012 and 2011 are shares of the sponsor's common stock amounting to $312 million and $259 million, respectively.   This investment represents 15.9% and 15.8% of total investments at December 31, 2012 and 2011, respectively.   A significant decline in the market value of the sponsor's stock would significantly affect the net assets available for benefits.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $30.7 million in both periods and for the non-participant-directed ESOP Fund of $5.3 million and $4.4 million at December 31, 2012 and 2011, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2012 and 2011 were approximately $41.6 million and $37.2 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $1.8 million and $1.6 million for 2012 and 2011, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2012 and 2011, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the fair value of investments by type at December 31, 2012 and 2011, respectively.

(in thousands)	2012	2011

Cash	$4,307	$4,166
Eastman Chemical Company common stock	311,966	259,151
Mutual funds	842,613	690,435
Managed income fund	781,360	672,791
Self-directed brokerage account	20,626	17,459

Total	$1,960,872	$1,644,002

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2012 and 2011:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2012, the Trustee purchased 1,402,500 shares of Eastman common stock for the fund at an average price of $49.51 per share, and sold 3,319,200 shares of Eastman common stock for the fund at an average price of $52.54 per share. During 2011, the Trustee purchased 6,316,400 shares of Eastman common stock for the fund at an average price of $44.35 per share and sold 4,470,800 shares at an average price of $46.31 per share. Dividends paid from the Eastman Stock Fund totaled $3.1 million and $3.3 million in 2012 and 2011, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2012, the Trustee purchased 107,800 shares of Eastman common stock for the fund at an average price of $54.39 per share, and sold 200,300 shares of Eastman common stock for the fund at an average price of $53.91 per share. During 2011, the Trustee purchased 93,800 shares of Eastman common stock for the fund at an average price of $45.86 per share, and sold 307,900 shares at an average price of $46.71 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

At December 31, 2012 and 2011, the following investments represented 5% or greater of ending net assets:

(in thousands)	December 31, 2012
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	2,174	$147,911
Eastman Chemical Company Common Stock, Non-Participant Directed	2,411	164,055
Fidelity Contrafund K	1,564	121,194
PIMCO Total Return Institutional Class	12,605	141,677
USTN 1.75% 7/31/15	—	106,692

(in thousands)	December 31, 2011
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	4,110	$160,520
Eastman Chemical Company Common Stock, Non-Participant Directed	2,525	98,631
Fidelity Contrafund K	1,639	110,461
PIMCO Total Return Institutional Class	8,135	88,426

During 2012 and 2011, the Plan's investments appreciated (depreciated) as follows:

(in thousands)
	2012	2011

Eastman Chemical Company Common Stock, Non-Participant Directed	$71,530	$(18,476)
Eastman Chemical Company Common Stock, Participant Directed	93,309	(7,717)
Mutual Funds	73,642	(27,596)
Total	$238,481	$(53,789)

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.

•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The average yields for the Fund for the years ended December 31, 2012 and 2011 are as follows:

Average yields:	2012	2011

Based on actual earnings	1.57%	1.91%
Based on interest rate credited to participants	1.71%	2.13%

The weighted average crediting interest rate for the Fund was 1.77% and 2.21% at December 31, 2012 and 2011, respectively.

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Fund, by investment type, as of December 31, 2012 and 2011 was as follows:

(in thousands)	2012	2011

Security backed investments:
Underlying assets at fair value	$781,360	$672,791
Adjustment to contract value	(24,824)	(23,935)
Total contract value	$756,536	$648,856

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.	FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Synthetic investment contract: Valued at fair value by discounting the related cash flows based on the current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Corporate bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

U.S. government securities: Valued using pricing models maximizing the use of observable inputs for similar securities.

Mortgage-backed securities: Mortgage-backed securities are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date, and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Self-directed brokerage account: Unit valuation based on the underlying NAV of the mutual funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011:

(in thousands)
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$4,307	$4,307	$—
Eastman common stock	311,966	311,966	—
Mutual funds:
Balanced/hybrid	58,637	58,637	—
Bond funds	141,677	141,677	—
International	65,634	65,634	—
Large blend	96,368	96,368	—
Large growth	201,794	201,794	—
Mid blend	19,539	19,539	—
Mid growth	25,114	25,114	—
Money market	1	1	—
Small blend	87,051	87,051	—
Target date funds	146,798	146,798	—
Managed income fund
Corporate securities	164,051	—	164,051
Fidelity short-term investment fund	43,189	—	43,189
Government securities	468,949	—	468,949
Mortgage-backed securities	93,842	—	93,842
Other	10,429	—	10,429
Synthetic GIC	900	—	900
Self-directed brokerage account	20,626	20,626	—
Total	$1,960,872	$1,179,512	$781,360

(in thousands)
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$4,166	$4,166	$—
Eastman common stock	259,151	259,151	—
Mutual funds:
Balanced/hybrid	46,865	46,865	—
Bond funds	88,426	88,426	—
International	56,057	56,057	—
Large blend	77,096	77,096	—
Large growth	184,650	184,650	—
Mid blend	17,024	17,024	—
Mid growth	26,213	26,213	—
Small blend	88,656	88,656	—
Target date funds	105,448	105,448	—
Managed income fund
Corporate securities	148,202	—	148,202
Fidelity short-term investment fund	40,159	—	40,159
Government securities	425,663	—	425,663
Mortgage-backed securities	53,797	—	53,797
Other	3,974	—	3,974
Synthetic GIC	996	—	996
Self-directed brokerage account	17,459	17,459	—
Total	$1,644,002	$971,211	$672,791
There are no redemption restrictions on the mutual fund investments. They are fully liquid and can be redeemed on a daily basis. Also, there are no Level 3 investments at December 31, 2012 and 2011.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $2.3 million and $3.6 million at December 31, 2012 and 2011, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $2.5 million and $4.5 million at December 31, 2012 and 2011, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2012 and 2011, $7.0 million and $9.6 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the IRS stated that the Plan is in compliance with the applicable requirements of the IRC. A new determination letter request for the Plan was filed with the IRS in January 2010. The Plan has received acknowledgement from the IRS, but as of the filing date a new determination letter has not been received. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2012 and 2011, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. For 2012 and 2011, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.	PLAN TRANSFERS

Effective August 9, 2011, Eastman acquired Eastman Chemical Texas City, Inc., formerly Sterling Chemicals, Inc. The Sterling Chemicals, Inc. Savings and Investment Plan was originally established effective August 1, 1986 and effective April 2, 2012, was merged with and into the Plan.

Effective April 30, 2010, Eastman acquired Genovique Specialties Corporation. The Genovique Specialties Corporation Savings Plan was originally established effective September 1, 2009 and effective April 1, 2011, was merged with and into the Plan.

16.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(in thousands)	December 31, 2012	December 31, 2011

Investments at fair value	$1,960,872	$1,644,002
Notes receivable from participants	41,633	37,240
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(24,824)	(23,935)
Total investments per Form 5500	$1,977,681	$1,657,307

17.	SUBSEQUENT EVENTS

Effective July 2, 2012, Eastman acquired Solutia, Inc.  The Solutia, Inc. Savings and Investment Plan (the "Solutia Plan") was originally established effective September 1, 1997 and effective April 1, 2013, the Non-Union portion is being merged with and into the Plan with the remaining account balances merging effective June 3, 2013. The Solutia Plan had net assets of approximately $729.9 million as of December 31, 2012.  The Plan Administrator has evaluated subsequent events through July 1, 2013.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common stock, Participant directed, 2,174 shares	**	$147,911
*	Eastman Chemical Company	Common stock, Non-Participant directed, 2,411 shares	65,956	164,055
	Subtotal - Common Stock			311,966
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	2,702
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,605	1,605
	Subtotal - Cash			4,307
*	Fidelity Fund K	Registered Investment Company, 969 shares	**	34,669
*	Fidelity Puritan Fund K	Registered Investment Company, 3,023 shares	**	58,637
*	Fidelity Magellan® Fund K	Registered Investment Company, 669 shares	**	48,956
*	Fidelity Contrafund K	Registered Investment Company, 1,564 shares	**	121,194
*	Fidelity Spartan 500 Index Portfolio	Registered Investment Company, 923 shares	**	46,578
*	Fidelity International Discovery Fund K	Registered Investment Company, 1,154 shares	**	38,060
*	Fidelity Blue Chip Growth Fund K	Registered Investment Company, 486 shares	**	23,865
*	Fidelity Freedom Income Fund	Registered Investment Company, 374 shares	**	4,366
*	Fidelity Freedom K 2000 Fund	Registered Investment Company, 203 shares	**	2,402
*	Fidelity Freedom K 2005 Fund	Registered Investment Company, 51 shares	**	642
*	Fidelity Freedom K 2010 Fund	Registered Investment Company, 590 shares	**	7,599
*	Fidelity Freedom K 2015 Fund	Registered Investment Company, 1,112 shares	**	14,416
*	Fidelity Freedom K 2020 Fund	Registered Investment Company, 2,769 shares	**	37,072
*	Fidelity Freedom K 2025 Fund	Registered Investment Company, 1,275 shares	**	17,317
*	Fidelity Freedom K 2030 Fund	Registered Investment Company, 1,981 shares	**	27,182
*	Fidelity Freedom K 2035 Fund	Registered Investment Company, 548 shares	**	7,594
*	Fidelity Freedom K 2040 Fund	Registered Investment Company, 974 shares	**	13,546
*	Fidelity Freedom K 2045 Fund	Registered Investment Company, 370 shares	**	5,208
*	Fidelity Freedom K 2050 Fund	Registered Investment Company, 670 shares	**	9,454
*	Fidelity Retirement Money Market	Registered Investment Company, 1 share	**	1
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 490 shares	**	19,539
*	Fidelity Spartan International Index Fund	Registered Investment Company, 285 shares	**	9,771
*	Clipper Fund	Registered Investment Company, 166 shares	**	11,439
*	PIMCO Total Return Institutional Class	Registered Investment Company, 12,605 shares	**	141,677
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 712 shares	**	25,114
*	WFA Small Cap Val Inst	Registered Investment Company, 812 shares	**	26,221
*	TCW Select Equity I	Registered Investment Company, 385 shares	**	7,779
*	Neuberger and Berman Genesis Instl Cl	Registered Investment Company, 1,249 shares	**	60,830
*	Templeton Foreign Fund	Registered Investment Company, 2,426 shares	**	16,471
*	Templeton Emerging Markets	Registered Investment Company, 127 shares	**	1,332
*	JP Morgan Equity Income R5	Registered Investment Company, 358 shares	**	3,682
	Sub-total Mutual Funds			842,613

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity short term cash fund	Cash	**	10,429
	ABB FIN USA INC 1.625% 5/08/17	Corporate Bond 1.625% 5/8/17	**	289
	AT&T Inc	Corporate Bond 2.5% 8/15/15	**	1,925
	AT&T Inc	Corporate Bond 2.95% 5/15/16	**	738
	AT&T Inc	Corporate Bond 2.4% 8/15/16	**	701
	AT&T Inc	Corporate Bond 1.4% 12/01/17	**	775
	Abbey National	Corporate Bond 3.875% 11/10/14 144A	**	1,596
	ABBVIE INC 1.75% 11/06/17 144A	Corporate Bond 1.75% 11/06/17 144A	**	1,326
	AETNA INC 1.5% 11/15/17	Corporate Bond 1.5% 11/15/17	**	95
	ALLYA 2011-3 A3	Mortgage backed security 0.97% 8/15	**	784
	ALLYA 2011-1 A3	Mortgage backed security 1.45% 1/15	**	482
	ALLYA 2011-2 A3	Mortgage backed security 1.18% 4/15	**	501
	ALLYA 2011-5 A2	Mortgage backed security 0.8% 6/14	**	226
	ALLYA 2012-1 A2 0.71% 9/14	Mortgage backed security .71% 9/14	**	729
	ALLYA 2012-2 A2 0.56% 10/14	Mortgage backed security .56% 10/14	**	508
	ALLYL 2012-SN1 A3 .57% 8/20/15	Mortgage backed security .57% 8/20/15	**	1,051
	American Express CC	Corporate Bond 2.75% 9/15/15	**	993
	AMERICAN EX MTN 2.8% 9/19/16	Corporate Bond 2.8% 9/19/16	**	384
	AMERICAN EXPRE CRD 1.75% 6/15	Corporate Bond 1.75% 6/15	**	592
	AMERICAN EXP .875% 11/13/15	Corporate Bond .875% 11/13/15	**	770
	American General Life	Synthetic GIC - 1.915%	**	180
	AMXCA 2012-2 A .68% 3/18	Mortgage backed security .68% 3/18	**	3,723
	AMXCA 2012-5 A 0.59% 5/18	Mortgage backed security 0.59% 5/18	**	2,921
	American Honda	Corporate Bond 2.5% 9/21/15 144A	**	683
	AMERICAN HONDA 1.5% 9/17 144A	Corporate Bond 1.5% 9/17 144A	**	770
	AIG INTL	Corporate Bond 4.25% 9/15/14	**	1,418
	AMERICAN INTL GRP 3.8% 3/22/17	Corporate Bond 3.8% 3/22/17	**	622
	AMERICAN INTL GRP 3% 3/20/15	Corporate Bond 3% 3/20/15	**	378
	APACHE CORP 1.75% 4/15/17	Corporate Bond 1.75% 4/15/17	**	210
	AUSTRALIA & NZ 1.875% 10/06/17	Corporate Bond 1.875% 10/06/17	**	786
	BB&T CORP MTN B/E	Corporate Bond 3.2% 3/15/16	**	719
	BG ENERGY	Corporate Bond 2.875% 10/16 144A	**	690
	BHP BILLITON FIN	Corporate Bond 1.125% 11/14	**	1,013
	BP CAP MARKETS 3.125% 10/1/15	Corporate Bond 3.125% 10/1/15	**	1,101
	BP CAPITAL MARKET	Corporate Bond 3.2% 3/11/16	**	743
	BMWLT 2011-1 A3	Mortgage backed security 1.06% 2/14	**	523

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BMWLT 2012-1 A3 .75% 2/20/15	Mortgage backed security .75% 2/20/15	**	783
	BALTIMORE G&E	Corporate Bond 6.125% 7/01/13	**	513
	Bank of America Commercial Mortgage BACM 2004-4 A5	Mortgage backed security 4.576% 7/42	**	174
	Bank America	Corporate Bond 4.5% 4/1/15	**	1,966
	Bank America FDG	Corporate Bond 3.7% 9/1/15	**	2,091
	BAAT 2012-1 A3 0.78% 6/16	Mortgage backed security 0.78% 6/16	**	1,025
	BANK MONTREAL MTN 2.5% 1/11/17	Corporate Bond 2.5% 1/11/17	**	710
	BANK OF NY MTN	Corporate Bond 2.4% 1/17/17	**	1,058
	Bank of NOVA SC	Corporate Bond 2.05% 10/07/15	**	3,260
	BK NOVA SCOTIA 1.375 12/18/17	Corporate Bond 1.375 12/18/17	**	1,168
	BARCLAYS MTN 2.5% 1/23/13	Corporate Bond 2.5% 1/23/13	**	790
	BARCLAYS BANK	Corporate Bond 2.375% 1/13/14	**	1,624
	BSCMS 05-T18 A4 4.933% 2/42	Mortgage backed security 4.933% 2/42	**	1,138
	BSCMS 05-PWR8 A4 4.674 6/41	Mortgage backed security 4.674 6/41	**	794
	BSCMS 06-PW11 AAB	Mortgage backed security CSTR 3/39	**	387
	BERKSHIRE HATH FIN 1.6 5/15/17	Corporate Bond 1.6 5/15/17	**	952
	BERK HATH INC	Corporate Bond 2.2% 8/15/16	**	725
	BERK HATH INC 1.9% 1/31/17	Corporate Bond 1.9% 1/31/17	**	708
	BRITISH COLMB PRO 1.2% 4/25/17	Corporate Bond 1.2% 4/25/17	**	2,978
	BRIT COLMB PROV 2.1% 5/18/16	Corporate Bond 2.1% 5/18/16	**	2,246
	COMM 2012-LC4 A1 1.156% 12/44	Mortgage backed security 1.156% 12/44	**	1,048
	COMM 2012-CR5 A1 0.673% 12/45	Mortgage backed security 0.673% 12/45	**	570
	COMM 2012-CR1 A1 1.116% 5/45	Mortgage backed security 1.116% 5/45	**	272
	COMM 2012-CR1 A2 2.35% 5/45	Mortgage backed security 2.35% 5/45	**	622
	CANADIAN IMP BK .9% 10/01/15	Corporate Bond .9% 10/01/15	**	643
	CAPITAL ONE FIN	Corporate Bond 2.125% 7/15/14	**	1,559
	CAPITAL ONE FIN CO 1% 11/06/15	Corporate Bond 1% 11/06/15	**	813
	Capital One Multi-Asset Execution Trust COMET 2008-A3 A3	Mortgage backed security 5.05% 2/16	**	406
	CARMX 2012-3 A3 0.52% 7/17	Mortgage backed security 0.52% 7/17	**	580
	Caterpillar FIN 2.75% 6/24/15	Corporate Bond 2.75% 6/24/15	**	352
	CHAIT 2012-A3 A3 0 6/17	Mortgage backed security 0 6/17	**	3,433
	CHAIT 2012-A5 A5 .59% 8/17	Mortgage backed security .59% 8/17	**	3,695
	CHAIT 2012-A8 A8 0.54% 10/17	Mortgage backed security 0.54% 10/17	**	4,455
	CHEVRON CORP NE 1.104% 12/5/17	Corporate Bond 1.104% 12/5/17	**	1,439
	Citigroup Inc	Corporate Bond 6.5% 8/13 SNR DT	**	2,064
	Citigroup Inc	Corporate Bond 4.75% 5/19/15	**	1,096

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Citigroup Inc	Corporate Bond 3.953% 6/15/16	**	366
	CITIGROUP INC 2.65% 3/02/15	Corporate Bond 2.65% 3/02/15	**	3,468
	CCCIT 2003-A10 A10 4.75 12/15	Mortgage backed security 4.75 12/15	**	1,753
	CCCIT 2009-A4 A4 4.9 6/16	Mortgage backed security 4.9 6/16	**	843
	CCCIT 2012-A1 A1 0.55% 10/17	Mortgage backed security 0.55% 10/17	**	2,121
	CGCMT 2006-C5 A4 5.431 10/49	Mortgage backed security 5.431 10/49	**	714
	Coca-Cola Ent	Corporate Bond 1.125% 11/12/13	**	727
	Comerica Inc	Corporate Bond 3% 9/16/15	**	80
	COMM 2006-C8 A4 0 12/46	Mortgage backed security 0 12/46	**	1,107
	CMMONWLTH BK 3.5% 3/19/15 144A	Corporate Bond 3.5% 3/19/15 144A	**	736
	COMMONWEALTH NY 1.95% 3/16/15	Corporate Bond 1.95% 3/16/15	**	1,125
	Commonwealth Bank of Australia MTN	Corporate Bond 2.9 9/17/14 144A	**	3,034
	RABOBNK NEDRLD MTN 2.125 10/15	Corporate Bond 2.125 10/15	**	395
	RABOBANK NL UTREC MTN	Corporate Bond 1.85 1/14	**	2,404
	COVIDIEN INT 1.35% 5/29/15	Corporate Bond 1.35% 5/29/15	**	657
	CS First Boston Mortgage Security CSFB 2003-C4 A4	Mortgage backed security 5.137 8/36	**	565
	Credit Suisse NY MTN	Corporate Bond 3.5% 3/23/15	**	638
	CREDIT SUISSE NY	Corporate Bond 2.2% 1/14/14	**	1,611
	DBUBS 2011-LC3A A1	Mortgage backed security 2.238 8/44	**	156
	Daimler Chrysler	Corporate Bond 6.5% 11/15/13	**	894
	DAIMLER FIN	Corporate Bond 1.875% 9/15/14144A	**	674
	DAIMLER FINA NA 1.65% 4/15 144	Corporate Bond 1.65% 4/15 144	**	731
	DAIMLER FIN NOR 1.3% 7/15 144A	Corporate Bond 1.3% 7/15 144A	**	733
	Deutsche BK AG 2.375% 1/11/13	Corporate Bond 2.375% 1/11/13	**	961
	DIAGEO CPTL PLC 1.5% 5/11/17	Mortgage backed security 1.5% 5/11/17	**	1,117
	DCENT 2012-A1 A1 0.81% 8/17	Corporate Bond 0.81% 8/17	**	1,562
	DCENT 2012-A3 A 0.86% 11/15/17	Corporate Bond 0.86% 11/15/17	**	1,732
	Dominion Resources	Corporate Bond 2.25% 9/1/15	**	439
	DOMINION RESOURCE	Corporate Bond 1.8% 3/15/14	**	257
	Enel Finance International	Corporate Bond 5.7% 1/15/13 144A	**	695
	ENTERGY LA LLC 1.875% 12/15/14	Corporate Bond 1.875% 12/15/14	**	387
*	Fidelity	FID INST CASH PORT: MM FUND CLASS I SHS F/N/A	**	43,189
	Freddie Mac	FHLG 15YR 5.00% 5/14 #E76434	**	3
	Freddie Mac	FHLG 15YR 5.00% 6/14 #E77224	**	9
	Freddie Mac	FHLM ARM 4.889% 3/33 #847126	**	4
	Freddie Mac	FHLG 15YR 4.50% 8/18 #E98688	**	446

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Freddie Mac	FHLG 15YR 4.50% 9/18 #E99205	**	153
	Freddie Mac	FHLG 15YR 4.50% 10/18 #E99833	**	209
	Freddie Mac	FHLM ARM 3.53% 4/40 #1B4657	**	268
	Freddie Mac	FHLM ARM 3.58% 4/40 #1B4702	**	205
	Freddie Mac	FHLM ARM 4.68% 1/36 #847584	**	56
	Freddie Mac	FHLM ARM 3.88% 1/35 #848084	**	46
	Freddie Mac	FHLM ARM 5.084% 8/35 #1J0005	**	52
	FHLG 15YR 4.00% 7/24 #G13596	FHLM 15YR 4.00% 7/24 #G13596	**	964
	Freddie Mac	FHLG 15YR 5.00% 6/24 #G13598	**	740
	FHLG 15YR 3.50% 1/26 #G14312	FHLG 15YR 3.50% 1/26 #G14312	**	591
	FHLG 15YR 4.00% 9/25 #G14376	FHLG 15YR 4.00% 9/25 #G14376	**	768
	FHLG 15YR 3.50% 4/27 #G14449	FHLG 15YR 3.50% 4/27 #G14449	**	1,508
	FHLG 15YR 3.50% 10/26 #G14450	FHLG 15YR 3.50% 10/26 #G14450	**	6,460
	FHLG 15YR 4.00% 6/24 #G18312	FHLG 15YR 4.00% 6/24 #G18312	**	1,139
	FHLG 25YR 5.50% 7/35 #G05815	FHLG 25YR 5.50% 7/35 #G05815	**	369
	Freddie Mac	FHLM ARM 4.941% 11/35 #1J1228	**	188
	Freddie Mac	FHLG 10YR 3.00% 8/21 #J16393	**	605
	Freddie Mac	FHLG 10YR 3.00% 8/21 #J16442	**	586
	Freddie Mac	FHLM ARM 5.78% 10/35 #1N0063	**	28
	Freddie Mac	FHLM ARM 2.98% 8/41 #1B8533	**	417
	Freddie Mac	FHLM ARM 3.07% 9/41 #1B8608	**	254
	FHLG 5.50% 3/34 #G01665	FHLG 5.50% 3/34 #G01665	**	547
	FHLG 15YR 4.00% 9/25 #E02787	FHLG 15YR 4.00% 9/25 #E02787	**	791
	FHLG 15YR 4.00% 4/26 #E02867	FHLG 15YR 4.00% 4/26 #E02867	**	418
	Freddie Mac	FHLG 15YR 4.50% 11/18 #B10931	**	129
	Freddie Mac	FHLM ARM 4.199% 8/36 #848185	**	215
	FHLG 5.50% 5/34 #Z40042	FHLG 5.50% 5/34 #Z40042	**	3,970
	Fannie Mae	FNMA 0.75% 12/19/14	**	702
	FNMA 0.5% 5/27/15	FNMA 0.5% 5/27/15	**	1,134
	FNMA 0.5% 7/02/15	FNMA 0.5% 7/02/15	**	7,491
	FNMA .5% 9/28/15	FNMA .5% 9/28/15	**	28,870
	FNMA .375% 12/21/15	FNMA .375% 12/21/15	**	3,882
	FNR 2011-88 AB 2.5% 9/26	FNR 2011-88 AB 2.5% 9/26	**	518
	FNR 2012-15 FP 1ML+38 6/40	FNR 2012-15 FP 1ML+38 6/40	**	1,271
	FNR 2012-94 E 3% 6/22	FNR 2012-94 E 3% 6/22	**	552
	FHR 3943 EF 1ML+25 2/26	FHR 3943 EF 1ML+25 2/26	**	705

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHR 4046 LA 3% 11/2026	FHR 4046 LA 3% 11/2026	**	1,744
	FHR 3763 QA 4% 4/34	FHR 3763 QA 4% 4/34	**	767
	FHR 3820 DA 4% 11/35	FHR 3820 DA 4% 11/35	**	672
	Freddie Mac	FHLMC 1.75% 9/10/15	**	156
	Freddie Mac	FHLMC 0.75% 11/25/14	**	5,027
	FHLMC .75% 1/12/18	FHLMC .75% 1/12/18	**	3,970
	FNMA 5.50% 11/34 #310105	FNMA 5.50% 11/34 #310105	**	2,987
	Fannie Mae	FNMA 15YR 6.50% 11/13 #323755	**	7
	Fannie Mae	FNMA 15YR 7.00% 8/14 #323877	**	5
	Fannie Mae	FNMA ARM 3.01% 8/41 #AI4358	**	211
	Fannie Mae	FNMA ARM 3.37% 9/41 #AI8935	**	234
	Fannie Mae	FNMA ARM 2.74% 8/41 #AH5259	**	793
	FNMA 15YR 3.50% 1/26 #AL1168	FNMA 15YR 3.50% 1/26 #AL1168	**	620
	FNMA 15YR 3.50% 5/27 #AL1741	FNMA 15YR 3.50% 5/27 #AL1741	**	1,439
	FNMA 15YR 3.50% 5/27 #AL1742	FNMA 15YR 3.50% 5/27 #AL1742	**	1,065
	FNMA 15YR 3.50% 3/27 #AL1746	FNMA 15YR 3.50% 3/27 #AL1746	**	2,303
	FNMA 15YR 3.50% 5/27 #AL1751	FNMA 15YR 3.50% 5/27 #AL1751	**	542
	Fannie Mae	FNMA 15YR 6.50% 10/13 #535234	**	12
	Fannie Mae	FNMA 15YR 7.00% 6/16 #545122	**	3
	FNMA 6.50% 7/32 #545759	FNMA 6.50% 7/32 #545759	**	125
	FNMA 6.50% 7/32 #545762	FNMA 6.50% 7/32 #545762	**	31
	Fannie Mae	FNMA 15YR 7.00% 2/16 #569915	**	9
	Fannie Mae	FNMA 15YR 6.00% 10/16 #589129	**	11
	Fannie Mae	FNMA 15YR 7.00% 8/16 #599602	**	41
	Fannie Mae	FNMA 15YR 7.00% 4/17 #636135	**	67
	Fannie Mae	FNMA 15YR 6.50% 4/17 #637244	**	51
	Fannie Mae	FNMA 15YR 6.00% 11/17 #671380	**	42
	Fannie Mae	FNMA 15YR 6.00% 11/17 #672789	**	13
	Fannie Mae	FNMA 15YR 6.00% 12/17 #673965	**	16
	FNR 2003-74 PG 4.5% 8/18	FNR 2003-74 PG 4.5% 8/18	**	384
	FNR 2005-90 FC 1ML+25 10/35	FNR 2005-90 FC 1ML+25 10/35	**	451
	FNR 2005-106 UF 1ML+30 11/35	FNR 2005-106 UF 1ML+30 11/35	**	453
	Fannie Mae	FHR 2866 XE 4 12/18	**	325
	Fannie Mae	FHR 2915 DC 4.5% 3/19	**	111
	FHR 3117 JF 1ML+30 2/36	FHR 3117 JF 1ML+30 2/36	**	534

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHR 3102 FD 1ML+30 1/36	FHR 3102 FD 1ML+30 1/36	**	1,356
	FNR 2008-29 BG 4.7% 12/35	FNR 2008-29 BG 4.7% 12/35	**	338
	Fannie Mae	FNR 2008-95 AD 4.5% 12/23	**	757
	FHR 3415 PC 5% 12/37	FHR 3415 PC 5% 12/37	**	424
	FNR 2011-23 AB 2.75% 6/25/20	FNR 2011-23 AB 2.75% 6/25/20	**	386
	FNMA 1.625% 10/26/15	FNMA 1.625% 10/26/15	**	1,321
	Fannie Mae	FHR 3560 LA 2% 8/14	**	71
	Fannie Mae	FHR 3573 LC 1.85% 8/14	**	249
	Fannie Mae	FNR 2010-123 DL 3.5% 11/25	**	332
	FHR 3741 HD 3% 11/15/39	FHR 3741 HD 3% 11/15/39	**	546
	Fannie Mae	FNR 2010-135 DE 2.25% 4/24	**	607
	Fannie Mae	FNR 2010-143 B 3.5% 12/25	**	525
	Fannie Mae	FHR 3659 EJ 3% 6/18	**	821
	Fannie Mae	FNMA 15YR 6.00% 2/18 #684153	**	5
	Fannie Mae	FNMA 15YR 7.00% 2/18 #693327	**	52
	Fannie Mae	FNMA ARM 4.801% 2/33 #695019	**	26
	Fannie Mae	FNMA ARM 3.984% 5/33 #703915	**	5
	Fannie Mae	FNMA 15YR 4.00% 8/18 #727438	**	257
	Fannie Mae	FNMA ARM 4.68% 11/34 #735011	**	138
	FNMA 6.50% 12/32 #735415	FNMA 6.50% 12/32 #735415	**	47
	FNMA 6.50% 7/35 #745092	FNMA 6.50% 7/35 #745092	**	48
	Fannie Mae	FNMA 15YR 4.50% 6/19 #745278	**	251
	Fannie Mae	FNMA ARM 3.753% 10/33 #746320	**	33
	Fannie Mae	FNMA ARM 4.358% 10/33 #754672	**	12
	Fannie Mae	FNMA ARM 3.752% 10/33 #755148	**	25
	Fannie Mae	FNMA ARM 5.05% 7/34 #801635	**	14
	Fannie Mae	FNMA ARM 4.53% 12/34 #802852	**	159
	Fannie Mae	FNMA ARM 4.293% 3/35 #815586	**	12
	Fannie Mae	FNMA ARM 5.12% 6/35 #823810	**	45
	Fannie Mae	FNMA ARM 4.58% 7/35 #826362	**	299
	Fannie Mae	FNMA ARM 5.344% 7/35 #834917	**	11
	Fannie Mae	FNMA ARM 4.198% 11/34 #841068	**	940
	Fannie Mae	FNMA ARM 5.349% 12/34 #843013	**	21
	Fannie Mae	FNMA ARM 5.280% 3/35 #843014	**	16
	Fannie Mae	FNMA ARM 4.893% 10/35 #847787	**	20
	Fannie Mae	FNMA ARM 6.25% 6/36 #886983	**	18

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 6.50% 8/36 #888034	FNMA 6.50% 8/36 #888034	**	84
	FNMA 6.50% 8/36 #888544	FNMA 6.50% 8/36 #888544	**	385
	Fannie Mae	FNMA 15YR 4.50% 7/20 #888653	**	115
	Fannie Mae	FNMA ARM 4.21% 5/35 #889946	**	254
	Fannie Mae	FNMA ARM 4.30% 2/35 #995017	**	290
	Fannie Mae	FNMA ARM 4.898% 5/35 #995272	**	25
	Fannie Mae	FNMA ARM 4.58% 7/35 #995273	**	104
	Fannie Mae	FNMA ARM 4.53% 10/35 #995414	**	245
	Fannie Mae	FNMA ARM 4.55% 10/35 #995415	**	711
	Fannie Mae	FNMA ARM 4.512% 12/36 #995606	**	264
	Fannie Mae	FNMA ARM 5.075% 7/34 #995609	**	106
	Fannie Mae	FNMA ARM 3.20% 1/40 #AC0599	**	385
	Fannie Mae	FNMA ARM 4.285% 7/33#AD0066	**	427
	Fannie Mae	FNMA ARM 2.94% 8/35 #AD0710	**	47
	FNMA 6.50% 12/35 #AD0723	FNMA 6.50% 12/35 #AD0723	**	439
	Fannie Mae	FNMA ARM 3.47% 3/40 #AD0820	**	329
	Fannie Mae	FNMA ARM 3.60% 3/40 #AD1555	**	410
	Fannie Mae	FNMA 15YR 3.50% 12/25 #AE0368	**	7,451
	FNMA 6.50% 8/36 #AE0746	FNMA 6.50% 8/36 #AE0746	**	316
	FIFTH THIRD BAN	Corporate Bond 3.625% 1/25/16	**	418
	Ford Credit Auto Owner Trust FORDO 2009-C A4	Mortgage backed security 4.43% 11/14	**	287
	FORDO 2009-D A4 2.98% 8/14	Mortgage backed security 2.98% 8/14	**	209
	FORDL 2011-A A3	Mortgage backed security 1% 7/14	**	1,213
	FORDO 2011-B A3	Mortgage backed security .84% 6/15	**	539
	FORDO 2012-A A2 0.62% 9/15/14	Mortgage backed security 0.62% 9/15/14	**	426
	FORDL 2012-A A3 0.85% 1/15	Mortgage backed security 0.85% 1/15	**	452
	FORDO 2012-B A3 0.72% 12/15/16	Mortgage backed security 0.72% 12/15/16	**	1,084
	FORDL 2012-B A2 0.54% 11/14	Mortgage backed security 0.54% 11/14	**	370
	FORDL 2012-B A3 0.57% 9/15	Mortgage backed security 0.57% 9/15	**	881
	FORDO 2012-D A3 0.51% 4/17	Mortgage backed security 0.51% 4/17	**	920
	FRANCE TELECOM	Corporate Bond 2.125% 9/16/15	**	222
	GEMNT 2012-1 A 1.03% 1/18	Mortgage backed security 1.03% 1/18	**	2,325
	GEMNT 2012-5 A 0.97% 6/15/18	Mortgage backed security 0.97% 6/15/18	**	1,777
	GMACC 2004-C2 A4	Mortgage backed security 5.301% 8/38	**	671
	GMACC 2003-C2 A2	Mortgage backed security CSTR 5/40	**	346
	GSMS 2011-GC5 A1	Mortgage backed security CSTR 8/44	**	456

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	GSMS 2012-GC6 A1 1.282% 1/45	Mortgage backed security 1.282% 1/45	**	212
	GSMS 04-GG2 A6	Mortgage backed security CSTR 8/38	**	743
	GS Mortgage Securities Corporation GSMS 2005-GG4 A3	Mortgage backed security 4.607 7/39	**	14
	GS Mortgage Securities Corporation GSMS 2006-GG6 A2	Mortgage backed security 5.506% 4/38	**	146
	GS Mortgage Securities Corporation GSMS 2006-GG8 A2	Mortgage backed security 5.479 11/39	**	448
	GECMC 2005-C2 A4 CSTR 5/43	Mortgage backed security CSTR 5/43	**	1,864
	GECMC 2006-C1 A4 CSTR 3/44	Mortgage backed security CSTR 3/44	**	1,115
	GE-CORP .85% 10/09/15	Corporate Bond .85% 10/09/15	**	811
	General Electric Capital Corp MTN	Corporate Bond 3.5% 6/29/15	**	518
	General Electric Capital Corp	Corporate Bond 2.25% 11/9/15	**	537
	GENERAL ELEC	Corporate Bond 2.95% 5/09/16	**	162
	GENERAL ELEC MTN	Corporate Bond 3.35% 10/17/16	**	691
	GE-ELE CAP CORP 1.625% 7/2/15	Corporate Bond 1.625% 7/2/15	**	2,392
	Goldman Sachs MTN	Corporate Bond 3.7% 8/1/15	**	1,036
	GOLDMAN SACH MTN 1.6% 11/23/15	Corporate Bond 1.6% 11/23/15	**	706
	GOLDMAN SACH GRP 3.3% 5/03/15	Corporate Bond 3.3% 5/03/15	**	1,540
	GOLDMAN SAC GRP	Corporate Bond 3.625% 2/07/16	**	1,470
	GNR 2010-99 PT 3.5% 8/33	Mortgage backed security 3.5% 8/33	**	383
	GNR 2010-112 PM 3.25% 9/33	Mortgage backed security 3.25% 9/33	**	318
	GNR 2010-120 FB 1ML+30 9/35	Mortgage backed security 1ML+30 9/35	**	786
	CFGNR 2011-150 D 3% 4/37	Mortgage backed security 3% 4/37	**	472
	GNR 2012-149 MF 1ML+25 12/42	Mortgage backed security 1ML+25 12/42	**	2,453
	G2SF 12-149 LF 1ML+25 12/42	Mortgage backed security 1ML+25 12/42	**	1,021
	HSBC USA INC 2.375% 2/13/15	Corporate Bond 2.375% 2/13/15	**	634
	HSBC USA INC 1.625% 1/16/18	Corporate Bond 1.625% 1/16/18	**	678
	CANADA GOVT .875% 2/14/17	Foreign Bond .875% 2/14/17	**	779
	HEWLETT PACKARD CO 1.25% 9/13	Corporate Bond 1.25% 9/13	**	648
	HEWLETT-PACKARD	Corporate Bond 2.625% 12/9/14	**	669
	HAROT 2011-3 A2	Mortgage backed security 1 4/14	**	339
	Honda Auto Receivables Owner Trust HAROT 2010-1 A4	Mortgage backed security 1.98% 5/23/16	**	234
	Honda Auto Receivables Owner Trust HAROT 2010-3 A3	Mortgage backed security .7% 4/14	**	382
	HAROT 2012-2 A3 0.7% 2/16	Mortgage backed security 0.7% 2/16	**	895
	HAROT 2011-1 A4	Mortgage backed security 1.8% 4/17	**	366
	HAROT 2011-2 A3	Mortgage backed security 0.94% 3/15	**	732
	HSBC BANK	Corporate Bond 3.1% 5/24/16 144A	**	1,474
	HART 2011-A A3	Mortgage backed security 1.44 4/15	**	610

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HART 2012-B A3 .62% 9/16	Mortgage backed security .62% 9/16	**	1,013
	HART 09-A A4	Mortgage backed security 3.15% 3/16	**	88
	ING BANK MTN	Corporate Bond 2.65% 1/13 144A	**	962
	INTEL CORP 1.35% 12/15/17	Corporate Bond 1.35% 12/15/17	**	774
	JP Morgan Chase	Synthetic GIC - 2.025%	**	180
	JPMC CO MTN 1.875% 3/20/15	Corporate Bond 1.875% 3/20/15	**	3,367
	JPMORGAN CHASE 1.1% 10/15/15	Corporate Bond 1.1% 10/15/15	**	802
	JPMC CO MTN	Corporate Bond 3.7% 1/20/15	**	503
	JPMorgan Chase Company	Corporate Bond 3.4% 6/24/15	**	1,045
	JPMORGAN CHASE	Corporate Bond 3.15% 7/05/16	**	982
	JPMCC 03-CB7 A4	Mortgage backed security CSTR 1/38	**	258
	JPMCC 2003-C1 A2	Mortgage backed security 4.985 1/37	**	65
	JP Morgan Chase Commercial Mortgage JPMCC 2005-LDP2 A3	Mortgage backed security 4.697 7/42	**	346
	JPMCC 2005-LDP5 A2	Mortgage backed security 5.198 12/44	**	317
	JPMCC 2007-LDPX A2S	Mortgage backed security 5.305 1/49	**	175
	JPMCC 2007-LD11 A2	Mortgage backed security CSTR 6/49	**	362
	JPMCC 2012-C6 A2 2.2058% 5/45	Mortgage backed security 2.2058% 5/45	**	732
	JPMCC 2012-LC9 A1 .6698% 12/47	Mortgage backed security .6698% 12/47	**	1,170
	LBUBS 2006-C6 A4 5.372% 9/39	Mortgage backed security 5.372% 9/39	**	288
	LBUBS 2003-C3 A4	Mortgage backed security 4.166 5/32	**	135
	LBUBS 2004-C8	Mortgage backed security 4.799% 12/29	**	661
	LB-UBS Commercial Mortgage Trust LBUBS 2004-C2 A3	Mortgage backed security 3.973% 3/29	**	229
	LB-UBS Commercial Mortgage Trust LBUBS 2005-C1 AAB	Mortgage backed security CSTR 2/30	**	187
	LBUBS 2007-C6 A2	Mortgage backed security 5.845 7/40	**	197
	M&I MARSH&ILSLEY 4.85 6/16/15	Corporate Bond 4.85 6/16/15	**	1,066
	Marriott Vacation Club Owner Trust MVCOT 2006-2A A	Mortgage backed security 5.417% 10/28	**	55
	Marriott Vacation Club Owner Trust MVCOT 2006-2A B	Mortgage backed security 5.467% 10/28	**	16
	Marriott Vacation Club Owner Trust MVCOT 2006-2A C	Mortgage backed security 5.766% 10/28	**	7
	MASSMUTUAL GLBL FRN	Corporate Bond 1/14 144A	**	1,012
	MASSMUTUAL GLBL 2% 4/5/17 144A	Corporate Bond 2% 4/5/17 144A	**	742
	MCKESSON CORP 0.95% 12/04/15	Corporate Bond 0.95% 12/04/15	**	148
	MBALT 2012-A A3 1.14% 11/14	Mortgage backed security 1.14% 11/14	**	1,055
	MBART 2011-1 A3	Mortgage backed security 0.85% 3/15	**	840
	Merrill Lynch & Co	Corporate Bond 5.45% 7/15/14	**	1,272
	Merrill Lynch Mortgage Trust MLMT 2004-KEY2 A2	Mortgage backed security 4.166% 8/39	**	35
	Merrill Lynch Mortgage Trust MLMT 2005-MKB2 XP	Interest Only Strip CSTR 9/42	**	1

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	METLIFE INC STEP 12/15/17	Corporate Bond STEP 12/15/17	**	257
	MET LIFE GLBL	Corporate Bond 2.5 9/29/15 144A	**	1,973
	MET LIFE GLBL FD 2% 1/9/15 144	Corporate Bond 2% 1/9/15 144	**	1,180
	Monumental Life Insurance Co	Synthetic GIC - 1.945%	**	180
	MICROSOFT CORP .875% 11/15/17	Corporate Bond .875% 11/15/17	**	227
	MLCFC 2006-3 A4 CSTR 7/46	Mortgage backed security CSTR 7/46	**	3,105
	MIZUHO CORP BK 1.55 10/17 144A	Corporate Bond 1.55 10/17 144A	**	1,154
	MSC 03-IQ4 A2	Mortgage backed security 4.07 5/40	**	107
	MSC 03-T11 A4	Mortgage backed security 5.15 6/41	**	259
	MORGAN STANLEY	Corporate Bond 2.875% 1/25/14	**	1,595
	MORGAN STANLEY	Corporate Bond 2.875% 7/28/14	**	280
	MORGAN STANLEY	Corporate Bond 6% 5/13/14	**	1,334
	MORGAN STANL MTN 4.2% 11/20/14	Corporate Bond 4.2% 11/20/14	**	210
	MORGAN STANLEY	Corporate Bond 4.1% 1/26/15	**	1,164
	MORGAN STANLEY	Corporate Bond 3.45% 11/2/15	**	193
	MSBAM 2012-C5 A1 .916% 8/45	Mortgage backed security .916% 8/45	**	690
	NCUA GTD NTS MA 1.4% 6/12/15	Government Bond 1.4% 6/12/15	**	951
	NATL AUST BK 5.35% 6/12/13 144	Corporate Bond 5.35% 6/12/13 144	**	701
	NATIONAL AUSTR NY BR 2% 3/9/15	Corporate Bond 2% 3/9/15	**	742
	NATIONAL AUSTR 1.6% 8/07/15	Corporate Bond 1.6% 8/07/15	**	1,481
	NATIONAL BANK CA 1.5% 6/26/15	Corporate Bond 1.5% 6/26/15	**	950
	NEW YORK LIFE 1.3% 10/17 144A	Corporate Bond 1.3% 10/17 144A	**	2,012
	NY Life Global	Corporate Bond 4.65% 5/9/13 144A	**	1,041
	NEXTERA ENER CAP 1.611% 6/1/14	Corporate Bond 1.611% 6/1/14	**	1,233
	Nissan Auto Lease Trust NALT 2010-B A3	Mortgage backed security 1% 12/15/13	**	198
	NALT 2010-B A4	Mortgage backed security 1.27% 10/16	**	321
	NALT 2 11-A ABS	Mortgage backed security 1.04% 8/15/14	**	1,064
	NALT 2011-B A3	Mortgage backed security 0.92% 2/15	**	492
	NAROT 2010-A A4	Mortgage backed security 1.31% 9/16	**	454
	NAROT 2011-A A3	Mortgage backed security 1.18% 2/15	**	583
	NALT 2012-A A3 .98% 5/15	Mortgage backed security .98% 5/15	**	1,350
	Natixis	Synthetic GIC - 1.985%	**	180
	Nordea Bank AG	Corporate Bond 1.75 10/4/13 144A	**	1,024
	Northstar Education Finance NEF 2005-1 A5	Mortgage backed security 4.74% 10/45	**	230
	PG&E CORP	Corporate Bond 5.75% 4/01/14	**	354
	PNC Funding MTN	Corporate Bond 3.625% 2/8/15	**	742

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Pacific Gas & Electric	Corporate Bond 6.25% 12/13	**	901
	PEPSICO INC	Corporate Bond 7.9% 11/01/18	**	888
	Proctor & Gamble	Corporate Bond 1.8% 11/15/15	**	694
	RIO TINTO FIN 1.625% 8/21/17	Corporate Bond 1.625% 8/21/17	**	1,158
	Royal Bank of Canada	Corporate Bond 1.125 1/15/14	**	300
	ROYAL BK CDA GBL .8% 10/30/15	Corporate Bond .8% 10/30/15	**	1,500
	ROYAL BK CANADA	Corporate Bond 2.3% 7/20/16	**	363
	ROYAL BK CANADA	Corporate Bond 1.45% 10/30/14	**	1,274
	ROYAL BK SCOTLND 2.55% 9/18/15	Corporate Bond 2.55% 9/18/15	**	934
	ROYAL BK SCOT	Corporate Bond 4.875 8/14 144A	**	1,072
	SBC Communications Glbl	Corporate Bond 5.1 9/15/14	**	337
	SLM Student Loan Trust SLMA 2004-A B	Mortgage backed security 3ML+58 6/33	**	87
	SLMA 2012-7 A2 1ML+28 9/19	Mortgage backed security 1ML+28 9/19	**	740
	SVO VOI Mortgage Corp SVOVM 2005-A A	Mortgage backed security A 5.25% 2/21	**	64
	SEMPRA ENERGY	Corporate Bond 2% 3/15/14	**	694
	SHELL INTL FIN 1.125% 8/21/17	Corporate Bond 1.125% 8/21/17	**	1,150
	SHERWIN WILLIAM 1.35% 12/15/17	Corporate Bond 1.35% 12/15/17	**	779
	SIMON PROPERTY	Corporate Bond 2.8% 1/30/17	**	160
	SIMON PROPERTY 2.15% 9/15/17	Corporate Bond 2.15% 9/15/17	**	751
	SOUTHERN CO	Corporate Bond 4.15% 5/14	**	218
	State Street Bank & Trading Co. Boston	Synthetic GIC - 1.975%	**	180
	STATE STREET	Corporate Bond 2.875% 3/07/16	**	1,219
	SUMITOMO BK	Corporate Bond 1.95% 1/14/14 144A	**	1,396
	SUMITOMO MITSUI BKG 1.8% 7/17	Corporate Bond 1.8% 7/17	**	1,115
	TORONTO DOM BK	Corporate Bond 2.5% 7/14/16	**	1,488
	TORONTO DOMINI	Corporate Bond 2.375% 10/19/16	**	1,425
	TOTAL CAP CDA	Corporate Bond 1.625% 1/28/14	**	684
	TOTAL CAPITAL SA 1.5% 2/17/17	Corporate Bond 1.5% 2/17/17	**	719
	TOTAL CAP INTL 1.55% 6/28/17	Corporate Bond 1.55% 6/28/17	**	711
	TOYOTA MOTOR CRD 1.25% 10/5/17	Corporate Bond 1.25% 10/5/17	**	1,161
	TRANSCANADA PIPE .875% 3/02/15	Corporate Bond .875% 3/02/15	**	256
	Transcapit	Corporate Bond 5.67% 3/5/14 144A	**	1,116
	UBSBB 2012-C2 A1 1.006% 5/63	Mortgage backed security 1.006% 5/63	**	633
	UBSCM 2012-C1 A1 1.032% 5/45	Mortgage backed security 1.032% 5/45	**	408
	UBSCM 2012-C1 A2 2.180% 5/45	Mortgage backed security 2.180% 5/45	**	638
	UBSBB 2012-C4 A1 .6728 12/45	Mortgage backed security .6728 12/45	**	490

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	USAA CAPITAL	Corporate Bond 1.05% 9/14 144A	**	766
	USAA CAP CO	Corporate Bond 2.25% 12/13/16 144	**	686
	UNION BK NA	Corporate Bond 3% 6/6/16	**	1,071
	US BANCORP	Corporate Bond 3.15% 3/4/15	**	325
	US Treasury Note/Bond	USTN 1.875% 6/30/15	**	18,366
	USTN 1.75% 7/31/15	USTN 1.75% 7/31/15	**	106,692
	US Treasury Note/Bond	USTN 1% 9/30/16	**	47,527
	US Treasury Note/Bond	USTN .875% 11/30/16	**	25,626
	USTN 1% 3/31/17	USTN 1% 3/31/17	**	14,933
	USTN .25% 4/30/14	USTN .25% 4/30/14	**	34,884
	USTN .875% 4/30/17	USTN .875% 4/30/17	**	53,744
	USTN .750% 6/30/17	USTN .750% 6/30/17	**	35,194
	USTN .75% 10/31/17	USTN .75% 10/31/17	**	8,234
	USTN .75% 12/31/17	USTN .75% 12/31/17	**	6,961
	UNITEDHEALTH GRP	Corporate Bond 1.875% 11/16	**	516
	VERIZON COM	Corporate Bond 2% 11/1/16	**	1,391
	VERIZON WIRELESS	Corporate Bond 5.55% 2/1/14	**	1,438
	Vodafone Group PLC	Corporate Bond 4.15% 6/10/14	**	355
	VALET 2011-1 A3	Mortgage backed security 1.22% 6/15	**	1,681
	Volkswagen Auto Lease Trust VWALT 2010-A A3	Mortgage backed security 0.99% 11/13	**	124
	VWALT 2010-A A4	Mortgage backed security 1.18 10/15	**	531
	VWALT 2011-A A2	Mortgage backed security 1% 2/14	**	167
	VALET 2012-1 A2 .61 10/14	Mortgage backed security .61 10/14	**	462
	VW INTL FIN NV 1.625 3/15 144A	Corporate Bond 1.625 3/15 144A	**	1,269
	VOLKSWAGEN 2.375% 3/22/17 144A	Corporate Bond 2.375% 3/22/17 144A	**	767
	VOLKSWAGEN 1.6% 11/20/17 144A	Corporate Bond 1.6% 11/20/17 144A	**	750
	WFRBS 2011-C5 A1	Mortgage backed security 1.456 11/44	**	186
	WFRBS 2012-C8 A1 .864% 8/45	Mortgage backed security .864% 8/45	**	395
	WFRBS 2012-C8 A2 1.881% 8/45	Mortgage backed security 1.881% 8/45	**	692
	WBCMT 2006-C23 A5 CSTR 1/45	Mortgage backed security CSTR 1/45	**	1,431
	WBCMT 2006-C25 A5 CSTR 5/43	Mortgage backed security CSTR 5/43	**	405
	WBCMT 2003-C9 A4	Mortgage backed security 5.012 12/35	**	794
	Wachovia Bank Commercial Mortgage WBCMT 2007-C30 XP	Interest Only Strip CSTR 12/43	**	96
	Wachovia Bank Commercial Mortgage WBCMT 2007-C31A A2	Mortgage backed security 5.421% 4/47	**	523
	Wal-Mart Stores	Corporate Bond 2.25% 7/08/15	**	803
	WAL MART STORES	Corporate Bond 2.8% 4/15/16	**	1,115

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2012
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	WELLPOINT INC 1.25% 9/10/15	Corporate Bond 1.25% 9/10/15	**	222
	WELLPOINT INC 1.875% 1/15/18	Corporate Bond 1.875% 1/15/18	**	405
	Wells Fargo	Corporate Bond 3.625% 4/15/15	**	635
	WELLS FARGO & CO 1.25% 2/13/15	Corporate Bond 1.25% 2/13/15	**	1,098
	WELLS FARGO&COM 3.676% 6/15/16	Corporate Bond 3.676% 6/15/16	**	1,565
	Westpac Banking Corp	Corporate Bond 2.1% 8/2/13	**	359
	Westpac Banking Corp	Corporate Bond 1.85% 12/09/13	**	1,165
	WESTPAC BANKING CRP 2% 8/14/17	Corporate Bond 2% 8/14/17	**	1,375
	WESTPAC BANKING 1.125% 9/25/15	Corporate Bond 1.125% 9/25/15	**	1,492
	WOART 2012-A A3 0.64% 2/17	Mortgage backed security 0.64% 2/17	**	932
	WOART 2011-A A3	Mortgage backed security 1.49% 10/14	**	583
	Yale University MTN	Corporate Bond 2.9% 10/15/14	**	514
	Sub-total Managed Income Fund			781,360
	Self-Directed Brokerage Account	20,626 Shares	**	20,626
	Total Assets			$1,960,872
	Participant Loans	Interest rates ranging 4.25% - 10.50% Maturities ranging 1 to 64 months		$41,633

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: July 1, 2013	By: /s/Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	36